Exhibit 99.74

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Reporting Issuer:

Just Energy Income Fund (“Just Energy” or the “Fund”)

Suite 2630, First Canadian Place, 100 King Street West

Toronto, Ontario M5X 1E1

2.	Date of Material Change:

April 19, 2010

3.	News Release:

A press release disclosing in detail the material summarized in this material change report was disseminated through the facilities of a recognized newswire service on April 19, 2010.

4.	Summary of Material Change:

Just Energy announced that its wholly owned subsidiary, Just Energy (U.S.) Corp. (“JEUSC”), had entered into an equity interest purchase agreement (the “Acquisition Agreement “) pursuant to which it agreed to acquire (the “Acquisition”) all of the issued and outstanding membership interests of Hudson Parent Holdings, LLC (“HPH”) (other than the membership interests held by Hudson Energy Corp. (“HEC”)) and all of the issued and outstanding shares of the capital stock of HEC (together with HPH, “Hudson”).

In order to fund the purchase price for the Acquisition and related costs, Just Energy entered into an agreement to sell to a syndicate of underwriters $330 million aggregate principal amount of 6.00% Convertible Extendible Unsecured Subordinated Debentures (the “Convertible Debentures”).

5.	Full Description of Material Change:

Just Energy announced that its wholly owned subsidiary, JEUSC, had entered into the Acquisition Agreement pursuant to which it agreed to acquire all of the issued and outstanding membership interests of HPH (other than the membership interests held by HEC) and all of the issued and outstanding shares of the capital stock of HEC. Hudson is a privately held energy marketing company operating in New York, New Jersey, Illinois and Texas, primarily focused on the small to mid-size commercial customer market.

In order to fund the purchase price for the Acquisition and related costs, Just Energy entered into an agreement to sell to a syndicate of underwriters $330 million aggregate principal amount of Convertible Debentures.

Purchase Price

The consideration for the Acquisition will be approximately U.S.$304.2 million, adjusted by customary working capital adjustments, payable as to U.S.$295 million in cash at closing, adjusted by customary working capital adjustments, and a post-closing deferred payment of U.S.$9.2 million, payable in four equal quarterly instalments during the first year following closing of the Acquisition.

In addition, JEUSC must pay the sellers an aggregate amount equal to the product of U.S.$100,000 multiplied by the aggregate number of calendar days that elapse during the period beginning on and including May 2, 2010 and ending on and including the earlier of May 7, 2010 and the date of closing of the Acquisition. If the closing of the Acquisition is scheduled for June 1, 2010, but takes place after June 1, 2010, JEUSC must pay to the Sellers an aggregate amount equal to the product of U.S.$100,000 multiplied by the aggregate number of calendar days that elapse during the period beginning on and including June 2, 2010 and ending on and including the date of closing of the Acquisition.

The Acquisition Agreement contemplates an assumed net working capital of HPH and its subsidiaries equal to either: (i)U.S.$40 million if the effective date of the closing of the Acquisition is May 1, 2010 or (ii)U.S.$37.5 million if the effective date of the closing of the Acquisition is June 1, 2010. The purchase price will be adjusted on a dollar for dollar basis in favour of the sellers if the net working capital on the day immediately preceding the effective date of closing is greater than the assumed net working capital and in favour of JEUSC if net working capital on the day immediately preceding the effective date of the closing of the Acquisition is less than the assumed net working capital.

Of the aggregate purchase price, U.S.$22.5 million will be held in escrow for 18 months as security for the sellers’ indemnity obligations under the Acquisition Agreement.

Convertible Debentures

The Convertible Debentures will bear interest at a rate of 6.00% per annum payable semi-annually in arrears on June 30 and December 31 and have an initial maturity date (the “Initial Maturity Date”) of the earlier of (i) 5:00 p.m. (Toronto time) on July 31, 2010 if the Acquisition has not been completed at or before that time; (ii) the time, if any, at which Just Energy delivers a notice to the underwriters and debenture trustee that the Acquisition Agreement has been terminated or that Just Energy will not be proceeding with the Acquisition; and (iii) the time, if any, at which the Fund announces to the public that it does not intend to proceed with the Acquisition (each time being the “Termination Time”). If the closing of the Acquisition occurs prior to the Termination Time, the maturity date will be automatically extended to June 30, 2017.

The Convertible Debentures will be convertible at the option of the holder into Just Energy trust units (“Units”) (or, subsequent to a conversion of Just Energy to a corporation, common shares of the successor corporation to Just Energy) at a conversion price of $18.00 (the “Conversion Price”) per Unit/share at any time after the Initial Maturity Date and prior to the date fixed by Just Energy for redemption.

The Convertible Debentures will not be redeemable by Just Energy before June 30, 2013, except upon the satisfaction of certain conditions after a change of control of Just Energy has occurred. On or after June 30, 2013 and prior to June 30, 2015, Just Energy has the option to redeem the Convertible Debentures in whole or in part, from time to time, at a price equal to their principal amount plus accrued interest, provided that the volume weighted average trading price for the Units/shares is not less than 125% of the Conversion Price. On or after June 30, 2015, Just Energy may redeem the Convertible Debentures in whole or in part, from time to time, at a price equal to their principal amount plus accrued and unpaid interest.

The offering of the Convertible Debentures will be made in all provinces of Canada pursuant to a short form prospectus and is expected to close on or about May 5, 2010, subject to regulatory approval.

Acquisition Rationale

The acquisition of Hudson is expected to significantly enhance Just Energy’s growth in the small to mid-size commercial energy marketing segment in North America. Just Energy is currently one of the leading energy retailers in North America and Just Energy management believes that purchasing Hudson will add significant depth and focus to its growing commercial marketing business.

Total Customer Base of Just Energy and Hudson in Residential Customer Equivalents

(RCE’s) as at December 31, 2009

	Just Energy		Hudson
	Commercial	Residential	Commercial	Residential
	(thousands)
Canada
Natural Gas	249.1	509.9	—	—
Electricity	349.7	427.3	—	—
United States
Natural Gas	41.9	351.1	64.1	42.0
Electricity	136.5	214.5	527.1	53.3

Total	777.2	1,502.8	591.2	95.3

Hudson actively markets its products in New York, New Jersey, Texas, and Illinois. These are jurisdictions in which Just Energy currently operates and is familiar with the regulatory and competitive environment. The current size of the addressable electricity portion of these markets is estimated by Just Energy management at approximately U.S.$30 billion in annual revenue. The combined Hudson and Just Energy customer load will amount to less than 4% of the market, and as such Just Energy management believes that there will be significant growth opportunities available to Just Energy in these markets after the Acquisition.

Hudson generates its sales through its independent broker marketing channel. Customers rely on their brokers as independent advisors and those customers who purchase through brokers would not typically purchase energy contracts through direct sales. As a result, management believes the acquisition of Hudson will bring a new segment of the U.S. market not currently served by Just Energy. With its proprietary business process and enabling software technology, Hudson also has technology that enables more efficient selling of Hudson’s products to commercial customers through the broker channel and through direct sales. Just Energy management believes that this technology can be used in all of the jurisdictions in North America where Just Energy currently operates.

Accretion and Other Key Financial Metrics

While there will be some transition costs, Just Energy management expects that the Acquisition will be immediately accretive to Distributable Cash. The table below highlights the pro forma impact of the Acquisition on Just Energy’s financial results for the 12 months ended December 31, 2009.

	Twelve Months Ended December 31, 2009							Accretion
	(Cdn$000’s unless otherwise indicated)
	Just Energy		HPH(1)	Adjustments		Pro Forma Combined(2)

Distributable Cash(3):
Distributable Cash (Basic)	$201,189		$66,140	(33,606)		$233,723
Distributable Cash Per Unit (Basic)	$1.58					$1.83		16.2%
Number of Units (Basic)	127,393,822					127,393,822
Distributable Cash(3) (Diluted)	$201,189		$66,140	(13,806)		$253,523	(4)
Distributable Cash Per Unit (Diluted)	$1.56					$1.72		10.3%
Number of Units (Diluted)	128,756,348			18,333,333	(5)	147,089,681
Summary Financial Information:
Sales	$2,174,208		$714,217			$2,888,425
Seasonally Adjusted Gross Margin(6)	$410,153		$122,678			$532,831
Total Debt(7)	$303,698			$330,000	(8)	$633,698
Adjusted EBITDA(9)	$203,714		$75,517			$279,231
Total Debt / Adj. EBITDA	1.5	x				2.3	x
Interest Coverage(10)	17.8	x				5.5	x

Notes:

(1)	HPH’s financial results have been converted to Canadian dollars at an average rate for the twelve months ended December 31, 2009 of U.S.$1.00 equals Cdn$1.1415 for income statement items, and at a rate of U.S$1.00 equals Cdn$1.0510 as at December 31, 2009 for balance sheet items.

(2)	Pro forma combined to give effect to the Acquisition and the issuance of $330 million aggregate principal amount of Convertible Debentures as if both events occurred on January 1, 2009, as well as management’s estimate of an incremental $13.8 million of cash taxes that would have been payable on HPH’s earnings.

(3)	“Distributable Cash” is not a defined performance measure under Canadian GAAP and does not have a standard meaning prescribed by Canadian GAAP. See “Additional Financial Information” and “Non-GAAP Measures”.

(4)	Assumes conversion of the Convertible Debentures and the elimination of $19.8 million in interest on the Convertible Debentures.

(5)	Estimated number of Units issued in connection with the Convertible Debenture offering assuming conversion of all of the Convertible Debentures at the Conversion Price of $18.00 per Unit.

(6)	Just Energy’s management believes that the best basis for analyzing both Just Energy’s financial results and the amount of cash available for distribution is to focus on amounts actually received (“seasonally adjusted”) as this figure provides the margin earned on all deliveries to the utilities. “Seasonally adjusted gross margin” is not a defined performance measure under Canadian GAAP and does not have a standard meaning prescribed by Canadian GAAP. “Seasonally adjusted gross margin” is derived by adding to gross margin an adjustment to reflect net cash receipts from cash sales. Seasonally adjusted analysis applies solely to Just Energy’s natural gas markets and specifically to Ontario, Quebec, Manitoba and Michigan. See “Additional Financial Information” and “Non-GAAP Measures”.

(7)	Debt includes $90 million aggregate principal amount of convertible debentures (“JEEC Debentures”) of Just Energy Exchange Corp., long-term debt, current portion of long-term debt and bank indebtedness.

(8)	Represents the face value of the Convertible Debentures.

(9)	EBITDA represents net income (loss), less interest, tax, depreciation and amortization. Adjusted EBITDA represents net income (loss), less interest, tax, depreciation and amortization and excludes the impact of mark-to-market gains (losses) arising from derivative financial instruments on future supply. Management of Just Energy enters into fixed-price supply contracts in order to protect customer margins. In accordance with Canadian GAAP, the associated customer contracts are not marked-to-market, but there is a requirement to mark-to-market the future supply contracts. This creates unrealized gains (losses) under Canadian GAAP that are not offset by the related customer gains (losses). Management believes that these short-term mark-to-market non-cash gains (losses) do not impact long-term financial performance. The related future supply has been sold under long-term customer contracts at fixed prices; therefore the annual movement in the theoretical value of this future supply is not an appropriate measure of current or future operating performance. Neither EBITDA nor Adjusted EBITDA is a recognized performance measure under Canadian GAAP and does not have a standardized meaning prescribed by Canadian GAAP; accordingly, neither EBITDA nor Adjusted EBITDA may be comparable to similar measures presented by other issuers. See “Additional Financial Information” and “Non-GAAP Measures”.

(10)	Interest coverage represents Adjusted EBITDA divided by interest expense.

Just Energy management believes that the current Just Energy $250 million credit facility will be sufficient to meet the liquidity requirements of Just Energy and Hudson on completion of the Acquisition. Just Energy management also believes that the Hudson customer base has minimal customer concentration risk. The 10 largest electricity customers represent approximately 5% of Hudson’s total volume and the 10 largest natural gas customers represent approximately 4% of Hudson’s total volume. Management of Just Energy believes the New York and New Jersey markets, as purchase of accounts receivable (“POR”) markets, have minimal customer credit risk. Texas and Illinois, being non-POR markets, have exposure to credit risk. Bad debt for Hudson for the calendar 2009 year was 1.5% in non-POR markets. Approximately 30% of Hudson’s customer revenue is derived from non-POR markets.

Closing and Effective Date

Closing of the Acquisition is expected to occur on or about May 7, 2010. Closing is subject to the satisfaction or waiver of a number of conditions that are customary in acquisition transactions of this nature including: (i) termination of the BP preferred supplier arrangement, (ii) securing any required consents from lenders and regulatory bodies, (iii) satisfying requirements with respect to the Hart Scott Rodino Antitrust Improvements Act of 1976, as amended, (iv) certain key management having entered into employment agreements with Just Energy, and (v) Just Energy completing the $330 million Convertible Debenture offering.

Additional Financial Information

Reconciliation of Distributable Cash and Seasonally Adjusted Gross Margin and

Summary of Pro Forma Distributable Cash (unaudited)

Twelve Months Ended December 31, 2009

Reconciliation to Statements of Cash Flow	Just Energy (Cdn$)	HPH (U.S.$)		HPH (Cdn$)(1)	Adjustments (Cdn$)		ProForma(2) (Cdn$)

	(in thousands of dollars except per Unit amounts and percentages)

Cash inflow from operations	$160,720	$158,665		$181,116	(33,606	)(3)(4)	$308,230
Add:
Decrease in non-cash working capital	37,916	(100,724)		(114,976)			(77,060)
Tax impact on distributions to Class A preference shareholders	2,553	—		—			2,553

Distributable Cash(5)	$201,189	$57,941		$66,140	(33,606)		$233,723

Distributable Cash
Sales	$2,174,208	$625,683		$714,217			$2,888,425
Cost of goods sold	(1,781,047)	(505,014)		(576,473)			(2,357,520)

Gross margin per financial statements	393,161	120,669		137,744			530,905
Adjustments required to reflect net cash receipts from gas sales	16,992	—		—			16,992
Add back of fair value and amortization of derivative instruments	—	(13,198)		(15,066)			(15,066)

Seasonally adjusted gross margin(6)	410,153	107,471		122,678			532,831
Less:
General and administrative	(84,168)	(41,316)		(47,162)			(131,330)
Capital tax expense	(359)	—		—			(359)
Bad debt expense	(18,953)	—		—			(18,953)
Income tax provision	(9,542)	—		—	(13,806	)(3)	(23,348)
Interest expense	(11,449)	(8,214	)(7)	(9,376)	(19,800	)(4)	(40,625)
Other items	7,019						7,019

	(117,452)	(49,529)		(56,538)	(33,606)		(207,596)

Twelve Months Ended December 31, 2009

Reconciliation to Statements of Cash Flow	Just Energy (Cdn$)	HPH (U.S.$)	HPH (Cdn$)(1)	Adjustments (Cdn$)		ProForma(2) (Cdn$)

	(in thousands of dollars except per Unit amounts and percentages)
Distributable cash before marketing expenses	292,701	57,941	66,140	(33,606)		325,235
Marketing expenses to maintain gross margin	(56,480)	—	—			(56,480)
Distributable cash after gross margin replacement	236,221	57,941	66,140	(33,606)		268,755
Marketing expenses to add new gross margin	(35,032)	—	—			(35,032)

Distributable Cash (Basic)	$201,189	$57,941	$66,140	(33,606)		$233,723

Interest on Debentures (8)	—	—	—	19,800	(4)	19,800

Distributable Cash (Diluted)	$201,189	$57,941	$66,140	$(13,806	)(3)	$253,523

Number of Units—basic	127,393,822					127,393,822
Number of Units—diluted	128,756,348			18,333,333	(8)	147,089,681

Distributable cash per Unit—basic	$1.58					$1.83
Accretion—basic						16.2%

Distributable cash per Unit—fully-diluted	$1.56					$1.72
Accretion—fully-diluted						10.3%

Notes:

(1)	HPH’s financial results have been converted to Canadian dollars at an average rate for the twelve months ended December 31, 2009 of U.S.$1.00 equals Cdn$1.1415 for income statement items, and at a rate of U.S$1.00 equals Cdn$1.0510 as at December 31, 2009 for balance sheet items.

(2)	Pro forma combined to give effect to the Acquisition and the issuance of $330 million aggregate principal amount of Convertible Debentures as if both events occurred on January 1, 2009, as well as management’s estimate of an incremental $13.8 million of cash taxes that would have been payable on HPH’s earnings.

(3)	Represents Just Energy management’s estimate of cash taxes payable of $13,806 by HPH had it been taxable for the twelve months ended December 31, 2009.

(4)	Estimated cash interest expense of $19,800 on the Convertible Debentures after giving effect to the Convertible Debenture offering as of January 1, 2009.

(5)	“Distributable Cash” is not a defined performance measure under Canadian GAAP and does not have a standard meaning prescribed by Canadian GAAP. See “Non-GAAP Measures”.

(6)	Just Energy’s management believes that the best basis for analyzing both Just Energy’s financial results and the amount of cash available for distribution is to focus on amounts actually received (“seasonally adjusted”) as this figure provides the margin earned on all deliveries to the utilities. “Seasonally adjusted gross margin” is not a defined performance measure under Canadian GAAP and does not have a standard meaning prescribed by Canadian GAAP. “Seasonally adjusted gross margin” is derived by adding to gross margin an adjustment to reflect net cash receipts from cash sales. Seasonally adjusted analysis applies solely to Just Energy’s natural gas markets and specifically to Ontario, Quebec, Manitoba and Michigan. See “Non-GAAP Measures”.

(7)	Represents interest expense of $12.6 million, adjusted for interest added to members notes payable of $4.2 million, and less interest income of $0.2 million.

(8)	Estimated number of Units issued in connection with the Convertible Debenture offering assuming conversion of all of the Convertible Debentures at the Conversion Price of $18.00 per Unit.

Reconciliation of EBITDA and Adjusted EBITDA

Twelve Months Ended December 31, 2009

	Just Energy (Cdn$)		HPH (U.S.$)	HPH (Cdn$)(1)	Adjustments (Cdn$)		ProForma (Cdn$)

	(in thousands of dollars except per Unit amounts and percentages) (unaudited)
EBITDA

Net income	$142,086		$58,066	$66,282	(101,736)		$106,632
Add:
interest	11,449		12,433	14,192	25,160	(6)	50,801
tax	34,123				(34,057	)(8)	66
amortization	49,187		8,855	10,108	110,633	(9)	169,928

EBITDA(2)	236,845		79,354	90,583			327,428
adjustment for fair value of financial instruments	(33,131)		(13,198)	(15,066)			(48,197)

Adjusted EBITDA(2)	$203,714		$66,156	$75,517			$279,231

Cash	$39,847		$16,269	$17,099			$56,946
Total Debt (3)(4)	303,698		—	—	330,000	(7)	633,698

Unadjusted Working Capital	(386,962)		2,876	3,023			(383,939)
Adjustment for derivative financial instruments	518,745		53,410	56,134			574,879

Adjusted Working Capital(5)	$131,783		$56,286	$59,157			$190,940

Interest Coverage(10)	17.8	x					5.5	x
Total Debt/Adjusted EBITDA	1.5	x					2.3	x

Notes:

(1)	HPH’s financial results have been converted to Canadian dollars at an average rate for the twelve months ended December 31, 2009 of U.S.$1.00 equals Cdn$1.1415 for income statement items, and at a rate of U.S.$1.00 equals Cdn$1.0510 as at December 31, 2009 for balance sheet items.

(2)	EBITDA represents net income (loss), less interest, tax, depreciation and amortization. Adjusted EBITDA represents net income (loss), less interest, tax, depreciation and amortization and excludes the impact of mark-to-market gains (losses) arising from derivative financial instruments on future supply. Management of Just Energy enters into fixed-price supply contracts in order to protect customer margins. In accordance with Canadian GAAP, the associated customer contracts are not marked-to-market, but there is a requirement to mark-to-market the future supply contracts. This creates unrealized gains (losses) under Canadian GAAP that are not offset by the related customer gains (losses). Management believes that these short term mark-to-market non-cash gains (losses) do not impact long-term financial performance. The related future supply has been sold under long-term customer contracts at fixed prices; therefore the annual movement in the theoretical value of this future supply is not an appropriate measure of current or future operating performance. Neither EBITDA nor Adjusted EBITDA is a recognized performance measure under Canadian GAAP and does not have a standardized meaning prescribed by Canadian GAAP; accordingly, Adjusted EBITDA may not be comparable to similar measures presented by other issuers. See “Non-GAAP Measures”.

(3)	Debt includes $90 million aggregate principal amount of JEEC Debentures, long-term debt and current portion of long term debt and bank indebtedness.

(4)	Includes $90 million aggregate principal amount of JEEC Debentures at face value.

(5)	Adjusted working capital represents current assets and current liabilities excluding the current assets and current liabilities associated with the mark-to-market gains (losses) arising from derivative financial instruments on future supply. Management ensures that customer margins are protected by entering into fixed-price supply contracts. In accordance with Canadian GAAP, the associated customer contracts are not marked-to-market, but there is a requirement to mark-to-market the future supply contracts. This creates unrealized gains (losses) that are not offset by the related customer gains (losses). Management believes that these short-term mark-to-market non-cash gains (losses) do not impact long-term financial performance. The related future supply has been sold under long-term customer contracts at fixed prices; therefore the annual movement in the theoretical value and resulting current assets or liabilities is not an appropriate measure of current or future assets or liabilities. Adjusted working capital is not a recognized measure under Canadian GAAP and does not have a standardized meaning prescribed by Canadian GAAP; accordingly, adjusted working capital may not be comparable to similar measures presented by other issuers. See “Non-GAAP Measures”.

(6)	Represents the accretion of the carrying value of the Convertible Debentures to the face value of the Convertible Debentures and associated interest for the twelve months ended December 31, 2009.

(7)	Represents the face value of the Convertible Debentures.

(8)	Represents Just Energy management’s estimate of both cash taxes payable of $13.8 million by HPH had it been taxable for the twelve months ended December 31, 2009 and the amortization of future tax liabilities of $47.9 million.

(9)	Represents amortization of intangible assets at fair value based on the preliminary purchase price allocation of Hudson.

(10)	Interest coverage represents Adjusted EBITDA divided by interest expense.

Non-GAAP Measures

This material change report makes reference to certain non-Canadian GAAP financial measures to assist in assessing the Fund’s financial performance. Non-Canadian GAAP financial measures do not have standard meanings prescribed by Canadian GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers. Such non-Canadian GAAP financial measures should not be considered as an alternative to, or more meaningful than, net income (loss), cash flow from operating activities and other measures of financial performance as determined in accordance with Canadian GAAP as an indicator of performance. For additional information regarding these non-Canadian GAAP measures, see Just Energy’s management discussion and analysis, a copy of which is available on SEDAR at www.sedar.com.

Forward-Looking Statements

This material change report contains forward-looking statements, including statements pertaining to closing of the Convertible Debenture offering and the Acquisition and the anticipated timing thereof, the anticipated benefits of the Acquisition, customer revenues and margins, customer additions and renewals, customer attrition, customer consumption levels, distributable cash and treatment under governmental regulatory regimes. These statements are based on current expectations that involve a number of risks and uncertainties which could cause actual results to differ from those anticipated. These risks include, but are not limited to, the failure to satisfy any of the conditions to the completion of the Convertible Debenture offering or the Acquisition, the risk that the businesses of Just Energy and Hudson will not be integrated successfully and on a timely basis and the risk that any growth prospects from the combination of the businesses will not be fully recognized or will take longer to realize than expected; the levels of customer natural gas and electricity consumption, rates of customer additions and renewals, rates of customer attrition, fluctuations in natural gas and electricity prices, changes in regulatory regimes and decisions by regulatory authorities, competition and dependence on certain suppliers. Additional information on these and other factors that could affect closing of the Convertible Debenture offering or the Acquisition, or the Fund’s operations, financial results or distribution levels following completion of the Acquisition are included in the preliminary short form prospectus of Just Energy filed in connection with the Convertible Debenture offering, the Fund’s annual information form and other reports on file with Canadian securities regulatory authorities which can be accessed through the SEDAR website at www.sedar.com or through the Fund’s website at www.justenergy.com.

For further information, see the Acquisition Agreement and Just Energy’s preliminary short form prospectus dated April 20, 2010, copies of which are available on SEDAR at www.sedar.com.

6.	Reliance on subsection 7.1(2) of National Instrument 51-102:

Not applicable.

7.	Omitted Information:

Not applicable.

8.	Executive Officer:

The name and business telephone number of an executive officer of Just Energy Corp., the administrator of Just Energy, who is knowledgeable about the material change and this report is Ms. Beth Summers, Chief Financial Officer, telephone (905) 795-4206.

9.	Date of Report:

April 27, 2010